MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

As of December 31, 2018

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Miller Buckfire & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2013.

February 27, 2019

1702-2202892

A member firm of Ernst & Young Global Limited

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition
December 31, 2018

(in thousands)

Assets		
Cash and cash equivalents	$	23,154
Accounts receivable, net of allowance for doubtful accounts of $5,306		4,336
Fixed assets, net		841
Due from affiliate, net		623
Other assets		781
Total assets	$	**29,735**
Liabilities and member's capital		
Accrued compensation	$	5,029
Accounts payable and accrued expenses		2,760
Due to Parent and affiliates, net		2,959
Total liabilities		10,748
Member's capital		18,987
Total liabilities and member's capital	$	**29,735**

See accompanying Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2018

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"), who is a wholly-owned subsidiary of Stifel Financial Corp (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less and money market mutual funds to be cash equivalents.

Accounts Receivable, Net

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Fixed Assets

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Stock-Based Compensation

Employees of the Company are eligible to participate in an incentive stock plan sponsored by Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2018. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

NOTE 3 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2018 (*in thousands*):

Leasehold improvements	$	876
Furniture and other equipment		421
Computer equipment and software		259
		1,556
Less accumulated depreciation and amortization		(715)
Fixed assets, net	$	841

NOTE 4 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to ten year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a three-to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Employee Profit Sharing Plan

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Related Party Transactions

At December 31, 2018, due from affiliates of $0.6 million primarily consists of fees due from Stifel, Nicolaus, & Company, Inc., a wholly-owned subsidiary of the Parent.

At December 31, 2018, due to Parent and affiliates in the accompanying statement of financial condition primarily consists of stock-based compensation due to the Parent that is paid upon conversion of stock units. The amount due to Parent at December 31, 2018 was $2.2 million. Due to affiliates of $0.8 million at December 31, 2018 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

During the year ended December 31, 2018, the Company authorized and paid $2.7 million in dividends to MB Advisory.

NOTE 6 – Commitments, Guarantees, and Contingencies

Leases

The Company has a non-cancelable operating lease. The agreement contains escalation clauses and provides that certain operating costs be paid by the Company in additional to the minimum rentals. Future minimum commitments under this operating lease at December 31, 2018 are as follows *(in thousands)*:

2019	$	1,048
2020		1,087
2021		1,087
2022		1,087
2023		1,087
Thereafter		3,364
	$	8,760

Concentration of Credit Risk

At December 31, 2018, $3.7 million was due from these customers and is included in accounts receivable, net in the statement of financial condition. At December 31, 2018, two customers each exceeded 10% of the receivable amount.

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2018, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2018, the Company had net capital of $12.4 million, which was $11.7 million in excess of the Company's minimum required net capital of $0.7 million, and aggregate indebtedness was 86.6% of net capital.

NOTE 8 – Recent Accounting Developments

Recently Issued Accounting Guidance

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

MILLER BUCKFIRE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2018

The Company will adopt ASU 2016-020 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of member's capital in the period of adoption.

Upon adoption, the Company expects to record operating lease right-of-use assets in the range of approximately $8.0 to $12.0 million, representing the present value of future lease payments under operating leases with terms of greater than twelve months, with corresponding operating lease liabilities. These amounts are impacted by certain assumptions around lease renewals and the discount rate used to discount the future lease obligations. The Company expects to recognize a cumulative-effect adjustment of between $1.0 million and $2.0 million to member's capital on January 1, 2019.

NOTE 9 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 27, 2019, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

*****